Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
In thousands, except share and per share amounts	2012	2011
Net income (loss)	$7,904	$(7,893)

Basic weighted average shares	13,979,442	15,738,693
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	195,434	—

Diluted weighted average shares	14,174,875	15,738,693

Net income (loss) per common share:
Basic	$0.57	$(0.50)

Diluted	$0.56	$(0.50)